[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]


December 27, 2007


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      Jackson National Separate Account - I ("Registrant")
         File Nos. 333-70472 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective
Amendment No. 46 under the Securities Act of 1933, and Amendment No. 146 under the Investment Company Act of 1940, to the registration statement. We are making this filing under rule 485(a)(1) of the Securities Act of 1933.

The proposed disclosure reflects no novel issues. We are adding the availability of four new Guaranteed Minimum Withdrawal Benefits (GMWBs) and discontinuing the offering of four existing GMWBs. One of the new GMWBs, "SafeGuard Max", is patterned after and generally replaces "SafeGuard 7 Plus", which is one of the existing GMWBs that we are discontinuing. Two other new GMWBs, "LifeGuard Freedom" and "LifeGuard Freedom with Joint Option", are patterned after "LifeGuard Advantage" and are generally replacing "LifeGuard Advantage", "LifeGuard Ascent" and "LifeGuard Ascent with Joint Option". We are also adding "LifeGuard Select with Joint Option", which is patterned after "LifeGuard Select". In addition, we are adding GMWB conversion privileges to certain discontinued GMWBs.

Please note that 17 more offerings will add the "SafeGuard Max", "LifeGuard Freedom" and "LifeGuard Freedom with Joint Option" GMWBs. Nine more offerings will add the "LifeGuard Select with Joint Option" GMWB. Regarding these additional offerings, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Following are the representations requested in the Commission's press release dated June 24, 2004:

    Statement of Registrant's Position

    Notwithstanding our providing below the requested acknowledgements, we respectfully disagree with your characterization of them as a "'Tandy' Representation." The term has, in fact, taken on a special meaning with adverse connotations in the lexicon of securities law terminology. As originally developed and so used until recently, the Tandy letter procedure reflected a compromise where a registrant sought to go effective immediately notwithstanding the SEC staff having commenced an inquiry into a possible securities law violation by the registrant. We are aware of no such inquiry.

    Tandy Acknowledgements

    We hereby acknowledge and agree as follows:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     o the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, Registrant reserves all rights, in the event of litigation, to make use of its participation in the comment process and the record of correspondence between Registrant and the Staff to the extent legally permissible and consistent with the foregoing representations.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of this filing.

Please call or e-mail me with your questions or comments. My direct line is
(517) 367-3835, and my e-mail address is tony.dowling@jnli.com.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel